Vector Group Ltd.
100 S.E. Second Street
Miami, Florida 33131

December 9, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:     Vector Group Ltd. - Application for Withdrawal of Registration Statement on             Form S-3 (File No. 333-178284)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Vector Group Ltd. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company's Registration Statement on Form S-3 (File No. 333-178284), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was filed with the Commission on December 2, 2011.

The Company requests withdrawal of the Registration Statement because the Registration Statement was filed inadvertently using the EDGAR submission type S-3 rather than S-3ASR.
The Registration Statement has not been declared effective by the Commission and none of the securities covered by the Registration Statement have been sold.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as reasonably practicable. Please fax a copy of the order granting withdrawal of the Registration Statement to the Company's legal counsel, Milbank, Tweed, Hadley & McCloy LLP at (212) 822-5505, Attention: Douglas A. Tanner.

The Company requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account for future use.

If you have any questions regarding this request for withdrawal, please contact the undersigned at (305) 579-8026 or Douglas A. Tanner of Milbank, Tweed, Hadley & McCloy LLP at (212) 530-5505. Thank you for your attention to this matter.

Very truly yours,

VECTOR GROUP LTD.

/s/ J. Bryant Kirkland III___
J. Bryant Kirkland III
Vice President, Chief Financial Officer
and Treasurer